Exhibit (12)

The McGraw-Hill Companies, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Sept. 30, 2004				Sept. 30, 2003
	Nine		Twelve		Nine
(in thousands)	Months		Months		Months
Earnings
Earnings from continuing operations before income tax expense (Note)	$867,259		$1,244,022		$736,913
Fixed charges	57,847		76,326		53,932

Total Earnings	$925,106		$1,320,348		$790,845

Fixed Charges (Note)
Interest expense	$11,979		$14,890		$9,364
Portion of rental payments deemed to be interest	45,868		61,436		44,568

Total Fixed Charges	$57,847		$76,326		$53,932

Ratio of Earnings to Fixed Charges	16.0	x	17.3	x	14.7	x

(Note)	For purposes of computing the ratio of earnings to fixed charges, “earnings from continuing operations before income taxes” excludes undistributed equity in income of less than 50%-owned companies, primarily the Company’s earnings in its 45% interest in Rock-McGraw, Inc. The Rock-McGraw earnings for the nine and twelve month periods ended September 30, 2004 were $0 million and $4.4 million, respectively and $12.2 million for the nine months ended September 30, 2003. “Fixed charges” consist of (1) interest on debt and interest related to the sale leaseback of Rock-McGraw, Inc. (See Note 12 to the Company’s consolidated financial statements for the quarterly period ended September 30, 2004); and (2) the portion of the Company’s rental expense deemed representative of the interest factor in rental expense.

Earnings from continuing operations before income tax expense for the twelve month period ended September 30, 2004 includes a $131.3 million pre-tax gain on the sale of 45% interest of Rock-McGraw, Inc.